UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 29, 2011

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________
PART I
REGISTRANT INFORMATION
Borders Group, Inc.
(Full Name of Registrant)
100 Phoenix Drive
(Address of Principal Executive Offices (Street and Number))
Ann Arbor, Michigan 48108
(City, State and Zip Code)

PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be completed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K. Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.
     On February 16, 2011, Borders Group, Inc. (the “Company”), Borders, Inc. and certain of their domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The reorganization cases (the “Chapter 11 Cases”) are being jointly administered as Case No. 11-10614(MG) under the caption “In re Borders Group, Inc., et al.” The Debtors continue to operate their business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
     As a result of the pendency of the Chapter 11 Cases, the Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the Chapter 11 Cases. This has resulted in a delay in the Company’s completion of its Annual Report on Form 10-K for its fiscal year ended January 29, 2011.
     The Company expects to file its Form 10-K with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV
OTHER INFORMATION
(1)	The name and telephone number of the person to contact in regard to this notification is:

Mr. Glen Tomaszewski 734-477-4750

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or the Investment Company Act of 1940 during the preceding 12 month period or for such shorter period as the registration was required to file such reports been filed? If no, identify such reports.

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to adverse business conditions and other circumstances resulting in the commencement of the Chapter 11 Cases on February 16, 2011, there was a significant adverse change in Company’s results of operations for its fiscal year ending January 29, 2011 compared with the Company’s results of operations for its prior fiscal year. Narrative and quantitative information regarding such change in the Company’s results of operations will be included in the Form 10-K for the fiscal year ended January 29, 2011 the Company expects to file with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.
     Borders Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

April 13, 2011	BORDERS GROUP, INC.
	By:	/s/ Scott Henry
Scott Henry
Executive Vice President and Chief Financial Officer

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